UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Battalion Oil Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o Gen IV Investment Opportunities, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
GEN IV INVESTMENT OPPORTUNITIES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,986,047 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,986,047 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,986,047 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV, (ii) 592,687 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), and (iii) 1,023,591 shares of Common Stock issuable upon conversion or redemption of  7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,456,563 shares of Common Stock outstanding as of September 6, 2023, in reliance on the representation made by the Issuer in the Series A-1 Purchase Agreement, plus (ii) (a) 592,687 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV and (b) 1,023,591 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
LSP GENERATION IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,986,047 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,986,047 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,986,047 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV, (ii) 592,687 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), and (iii) 1,023,591 shares of Common Stock issuable upon conversion or redemption of  7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,456,563 shares of Common Stock outstanding as of September 6, 2023, in reliance on the representation made by the Issuer in the Series A-1 Purchase Agreement, plus (ii) (a) 592,687 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV and (b) 1,023,591 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
LSP INVESTMENT ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,986,047 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,986,047 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,986,047 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV, (ii) 592,687 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), and (iii) 1,023,591 shares of Common Stock issuable upon conversion or redemption of  7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,456,563 shares of Common Stock outstanding as of September 6, 2023, in reliance on the representation made by the Issuer in the Series A-1 Purchase Agreement, plus (ii) (a) 592,687 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV and (b) 1,023,591 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV.

 EXPLANATORY NOTE

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 18, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed with the SEC on March 30, 2023 (“13D Amendment No. 1,” and collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 2 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 300, Houston, TX 77043.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on September 6, 2023, Gen IV purchased 7,810 shares of Series A-1 Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-1 Preferred Stock”), for aggregate consideration of approximately $7.6 million pursuant to the Series A-1 Purchase Agreement, dated September 6, 2023 (the “Series A-1 Purchase Agreement”), by and among the Issuer, Gen IV and the other purchasers party thereto. The source of funds for such purchase was working capital of Gen IV.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 2 are incorporated herein by reference.

On September 6, 2023, the Issuer, Gen IV and the other purchasers party thereto entered into the Series A-1 Purchase Agreement. On September 6, 2023, Gen IV purchased 7,810 shares of Series A-1 Preferred Stock for approximately $7.6 million.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is further amended by adding the following:

Series A-1 Purchase Agreement

On September 6, 2023, the Issuer, Gen IV and the other purchasers party thereto entered into the Series A-1 Purchase Agreement, pursuant to which Gen IV purchased 7,810 shares of Series A-1 Preferred Stock for approximately $7.6 million. The Series A-1 Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A-1 Preferred Stock holding at least two-thirds (66 2/3) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A-1 Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Series A-1 Certificate of Designations).

The foregoing description of the Series A-1 Purchase Agreement is qualified in its entirety by reference to the full text of the Series A-1 Purchase Agreement, a copy of which is attached as Exhibit 10.8 to this Amendment No. 2 and incorporated by reference herein.

Series A-1 Certificate of Designations

Subject to the terms and conditions of the Series A-1 Certificate of Designations the Issuer filed with the Delaware Secretary of State on September 6, 2023 (the “Series A-1 Certificate of Designations”), all or any portion of the shares of Series A-1 Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A-1 Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A-1 Preferred Stock is $7.63 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A-1 Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A-1 Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the Conversion Price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A-1 Purchase Agreement) has occurred since the date of the most financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A-1 Preferred Stock into Common Stock using the then-applicable Conversion Ratio. The shares of Series A-1 Preferred Stock are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A-1 Preferred Stock in accordance with the terms of the Series A-1 Certificate of Designations. In the event of a change of control transaction, the shares of Series A-1 Preferred Stock are subject to redemption or conversion in accordance with the terms of the Series A-1 Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A-1 Certificate of Designations, a copy of which is attached as Exhibit 10.7 to this Amendment No. 2 and incorporated by reference herein.

Amendment No. 2 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A-1 Purchase Agreement, Gen IV entered into Amendment No. 2 to the Registration Rights Agreement, dated October 8, 2019, as amended by Amendment No. 1 thereto on March 28, 2023 (the “Second RRA Amendment”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Second RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock.

This summary is qualified in its entirety by reference to the full text of the Second RRA Amendment, a copy of which is attached as Exhibit 10.6 to this Amendment No. 2 and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.6
Amendment No. 2 to the Registration Rights Agreement, dated September 6, 2023, by and among the Issuer and the holders named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on September 7, 2023).

Exhibit 10.7	Certificate of Designations, dated September 6, 2023, of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on September 7, 2023).

Exhibit 10.8
Purchase Agreement, dated September 6, 2023, by and among the Issuer, Gen IV and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on September 7, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 7, 2023

Gen IV Investment Opportunities, LLC

	By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer

LSP Generation IV, LLC

	By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer

LSP Investment Advisors, LLC

	By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer and Associate General Counsel